NO ACT

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020268

RECD S.E.C.
JAN 0 2 2008
1086

January 2, 2008

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/2/2008

Re: Ford Motor Company
Incoming letter dated December 21, 2007

Dear Mr. Sherry:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Ford by Jane Van Driessche. We also received a letter from the proponent on December 31, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jane Van Driessche
22392 24 Mile Road
Olivet, MI 49076

RECEIVED
2007 DEC 26 PM 6:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ms. Jane Van Driessche

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Ms. Jane Van Driessche (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal that would require the Company to hold annual meetings in the Dearborn, Michigan area (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Ford believes that the location of its annual meeting clearly relates to the ordinary business operations and that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7).

The Staff has consistently allowed exclusion of proposals dealing with setting the date, location, and matters concerning the conduct of shareholder meetings as dealing with ordinary business matters. *See The Gillette Company* (February 4, 2004) (exclusion allowed where proposal required the site of annual meetings be fixed in Massachusetts); *Verizon Communications, Inc.*, (December 16, 2002) (exclusion allowed where proposal required that annual meetings be held at least every other year in New York City); *Verizon Communications, Inc.*, (February 25, 2002) (exclusion allowed where proposal recommended that the board limit sites of future annual meetings to regions where rate payers live); *The Gillette Company* (February 22, 2005) (exclusion allowed where proposal requested annual meeting be two to three hours in length and that food be served); and *Bank of America Corporation* (December 14, 2006) (exclusion allowed where proposal requested that the annual meeting be held on a Friday, Saturday, or Monday). *See also, Raytheon Company* (January 19, 2006) and *Bank of America Corporation* (January 10, 2003).

Determining the location of the annual meeting requires an evaluation of many factors, including the feasibility of attendance by management and directors, the management, staff and financial resources necessary to support the meeting at a location, the availability and cost of the facilities, and the accessibility of the location to shareholders. The Company's management has a unique and intimate knowledge of the Company's business, and, thus, can make an informed decision as to the appropriate location for the Company's annual meeting of shareholders. It is impractical for the Company's shareholders to make this decision as they do not, as a group, have the same knowledge of the Company with respect to these factors. Moreover, to fix a specific location for all future annual meetings would limit the discretion of the Board of Directors and management to hold meetings in a place other than that specified in the Proposal. Such an advance determination would eliminate the flexibility needed to fix the location of shareholder meetings based upon particular circumstances in a given year.

The Proposal seeks to establish the location of shareholder meetings. Matters relating to the conduct of shareholder meetings, including the location, have routinely been found to relate to matters of ordinary business, and clearly do not raise any significant policy concerns. Based on the foregoing and consistent with the precedent cited above, the Company respectfully requests the concurrence of the Staff in exclusion of the Proposal pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending her a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Ms. Jane Van Driessche (via Federal Express)

10-22-01

EXHIBIT 1

Share holder proposal

From Jane Van Driessche

subject futher sites of Annual Meetings

Proposal;

Futher sites of the Ford Motor Company will be held IN the area of Dearborn Michigan for their Annual Meetings

Rational;

(A) The Ford Motor Company headquarters are located IN Dearborn Michigan, it would at least give the impression that the Company is trying to save the Funds that it cost to have the meeting else where over the area of Dearborn.

Jane Van Driessche

Jane Van Driessche
22392 24 mile Road
Olivet Michigan 49076

Tele
517 857 3427

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

7 OCT 26 P3:11

HILLIARD LYONS 55 Hamblin Avenue | Battle Creek, MI 49017
(269) 660-9400 | (800) 276-4254 | fax (269) 660-9494

July 11, 2007

To Whom It May Concern:

Regarding: Orlen Vandriessche & Jane Vandriessche

Hilliard Lyons holds in their joint account 426.468 shares of Ford Motor common stock.

Sincerely,

HILLIARD LYONS

Lyn Liefer

Lyn F. Lieburn
Financial Consultant

The information in this correspondence is derived from sources we believe to be reliable but we cannot guarantee their accuracy. For specific information about your account and any activity therein, your Hilliard Lyons customer monthly statement is the official document upon which you may rely. Past performances are no guarantee of future results.

We do plan on any sale of these shares
prior to the annual meeting

Orlen Vandriessche

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

October 29, 2007

Ms. Jane Van Driessche
22392 24 Mile Road
Olivet, Michigan 49076

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Ms. Van Driessche:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated October 22, 2007. You request that the proposal relating to the Company holding future annual meetings in the Dearborn, Michigan area (the "Proposal") be included in the Company's 2008 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) This rule provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

While the letter from Hilliard Lyons states that you currently own Ford stock, it does not state that you have continuously owned Ford stock for one year from the date you submitted the Proposal as required by Rule 14a-8(b)(2)(i). Furthermore, the SEC has specifically stated that copies of account statements do not constitute sufficient evidence of continuous share ownership because a person can buy and sell shares within the one year period.

Additionally, please clarify your handwritten note on the copy of the Hilliard Lyons statement. Did you intend to write that "We do **not** plan on any sale of these shares prior to the annual meeting" (please see enclosed copy where the word "**not**" is missing)? Rule 14a-8(b)(2)(i) requires that you hold the shares through the date of the annual meeting.

We request that you submit a revised letter from Hilliard Lyons stating that you have beneficially owned at least $2,000 worth of Ford stock for at least one year from the date of your submission and that you clarify your intention to hold Ford stock through the date of the 2008 Annual Meeting. We request that you submit this documentation within 14 days of your receipt of this letter.

If you cannot submit the requested documentation, we request that you withdraw the Proposal so that we can avoid submitting a No-Action Letter with the SEC to have the Proposal excluded. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials. Furthermore, we reserve the right to file a No-Action Letter with the SEC should other substantive grounds for exclusion exist. We will notify you in accordance with SEC rules if we file such a request.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

*Notes to § 240.14a-7.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

***Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.***

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

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*Effective March 30, 2007, "Notes to § 240.14a-7," is amended by revising the numerical designation "1." to read "Note 1 to § 240.14a-7," and revising the numerical designation "2." to read "Note 2 to § 240.14a-7," and adding a new "Note 3," as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

**Effective March 30, 2007, Note 3 to § 240.14a-7 is added as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

***Effective March 30, 2007, Rule 14a-8 is amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2), and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (e)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See AFSCME [illegible] the judgment of the district court [illegible] AFSCME. The court disagrees with [illegible]

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the

company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail [*send] its proxy materials.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail [*send] its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: **Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) and in paragraph (e)(3) the word "mail" is revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

(1) Either [illegible] qualified under state law to present [illegible] Whether you attend [illegible] your place, you should make sure that [illegible] the proper state law procedures [illegible] presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully

your submission [illegible] copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it mails [*sends] its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral,

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*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" is revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.*

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by

*Effective March 30, 2007, the term "annual report" is revised to read "annual report to security holders" in the heading and first sentence of paragraph (c)(1) of Rule 14a-12, as part of the amendments to internet availability of proxy material. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report [*Annual Report to Security Holders].* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report [*annual report to security holders] referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

*Effective March 30, 2007, the term "annual report" is revised to read "annual report to security holders" in the heading and first sentence of paragraph (c)(1) of Rule 14a-12, as part of the amendments to internet availability of proxy material. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

HILLIARD LYONS

55 Hamblin Avenue | Battle Creek, MI 49017
(269) 660-9400 | (800) 276-4254 | fax (269) 660-9494

July 11, 2007

To Whom It May Concern:

Regarding: Orlen Vandriessche & Jane Vandriessche

Hilliard Lyons holds in their joint account 426.468 shares of Ford Motor common stock.

Sincerely,

HILLIARD LYONS

Lyn F. Liebum
Financial Consultant

The information in this correspondence is derived from sources we believe to be reliable but we cannot guarantee their accuracy. For specific information about your account and any activity therein, your Hilliard Lyons customer monthly statement is the official document upon which you may rely. Past performances are no guarantee of future results.

We do plan on any sale of these shares prior to the annual meeting

HILLIARD LYONS

55 Hamblin Avenue | Battle Creek, MI 49017
(269) 660-9400 | (800) 276-4254 | fax (269) 660-9494

November 1, 2007

Orlen VanDriessche
22392 24 Mile Rd
Olivet, MI 49076-9533

Dear Orlen,

The following are the purchase dates and cost information on the Ford Motor Company you hold in your joint account:

Quantity	Name	Open Date	Unit Cost	Cost Amount
400	FORD MOTOR COMPANY NEW	08/03/2001	25.204	$10,081.60
3.984	FORD MOTOR COMPANY NEW	06/01/2005	10.0402	$40.00
4.052	FORD MOTOR COMPANY NEW	09/01/2005	9.9704	$40.40
4.951	FORD MOTOR COMPANY NEW	12/01/2005	8.2408	$40.80
5.163	FORD MOTOR COMPANY NEW	03/01/2006	7.9992	$41.30
5.8	FORD MOTOR COMPANY NEW	06/01/2006	7.2103	$41.82
2.518	FORD MOTOR COMPANY NEW	09/01/2006	8.4194	$21.20
Total Cost				$10,307.12

Please call with any questions.

Sincerely,

HILLIARD LYONS

Sean Sullivan

Seanna M. Sullivan
Client Service Representative

The information in this correspondence is derived from sources we believe to be reliable but we cannot guarantee their accuracy. For specific information about your account and any activity therein, your Hilliard Lyons customer monthly statement is the official document upon which you may rely. Past performances are no guarantee of future results.

We Orlen & Jane VanDriessche will not be selling any of our 426.468 shares before the 2008 annual Meeting.

Jane Van Driessche

HILLIARD LYONS 55 Hamblin Avenue | Battle Creek, MI 49017
(269) 660-9400 | (800) 276-4254 | fax (269) 660-9494

July 11, 2007

To Whom It May Concern:

Regarding: Orlen Vandriessche & Jane Vandriessche

Hilliard Lyons holds in their joint account 426.468 shares of Ford Motor common stock.

Sincerely,

HILLIARD LYONS

Lyn F. Lieburn
Financial Consultant

We do NOT plan on any sale of these shares prior to the annual meeting

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 6, 2007

Ms. Jane Van Driessche
22392 24 Mile Road
Olivet, Michigan 49076

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Ms. Van Driessche:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock relating to the shareholder proposal contained in your letter dated October 22, 2007 (the "Proposal"). Thank you for your prompt attention to this matter and for clarifying your intent to hold these shares through the 2008 Annual Meeting date. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

RECEIVED

2007 DEC 31 PM 3: 57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Ms. Jane Van Driessche (via Federal Express)

I do not agree that the proposal interfers with the every day bussiness at the Ford Motor Co. and the proposal should be allowed as wrote.

I will not agree to remove the proposal, if there is a legal opinion that it can not be presented there may be nothing I can do to challenge the opinion.

Mrs. Jane Van Driessche

Jane Van Driessche
22392 24 mile Road
Elliott M. 49076

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ms. Jane Van Driessche

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Ms. Jane Van Driessche (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal that would require the Company to hold annual meetings in the Dearborn, Michigan area (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Ford believes that the location of its annual meeting clearly relates to the ordinary business operations and that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7).

The Staff has consistently allowed exclusion of proposals dealing with setting the date, location, and matters concerning the conduct of shareholder meetings as dealing with ordinary business matters. *See The Gillette Company* (February 4, 2004) (exclusion allowed where proposal required the site of annual meetings be fixed in Massachusetts); *Verizon Communications, Inc.*, (December 16, 2002) (exclusion allowed where proposal required that annual meetings be held at least every other year in New York City); *Verizon Communications, Inc.*, (February 25, 2002) (exclusion allowed where proposal recommended that the board limit sites of future annual meetings to regions where rate payers live); *The Gillette Company* (February 22, 2005) (exclusion allowed where proposal requested annual meeting be two to three hours in length and that food be served); and *Bank of America Corporation* (December 14, 2006) (exclusion allowed where proposal requested that the annual meeting be held on a Friday, Saturday, or Monday). *See also, Raytheon Company* (January 19, 2006) and *Bank of America Corporation* (January 10, 2003).

Determining the location of the annual meeting requires an evaluation of many factors, including the feasibility of attendance by management and directors, the management, staff and financial resources necessary to support the meeting at a location, the availability and cost of the facilities, and the accessibility of the location to shareholders. The Company's management has a unique and intimate knowledge of the Company's business, and, thus, can make an informed decision as to the appropriate location for the Company's annual meeting of shareholders. It is impractical for the Company's shareholders to make this decision as they do not, as a group, have the same knowledge of the Company with respect to these factors. Moreover, to fix a specific location for all future annual meetings would limit the discretion of the Board of Directors and management to hold meetings in a place other than that specified in the Proposal. Such an advance determination would eliminate the flexibility needed to fix the location of shareholder meetings based upon particular circumstances in a given year.

The Proposal seeks to establish the location of shareholder meetings. Matters relating to the conduct of shareholder meetings, including the location, have routinely been found to relate to matters of ordinary business, and clearly do not raise any significant policy concerns. Based on the foregoing and consistent with the precedent cited above, the Company respectfully requests the concurrence of the Staff in exclusion of the Proposal pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending her a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated December 21, 2007

The proposal relates to the location of Ford's annual meetings.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., the location of Ford's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END